UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Notice of Annual Meeting and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: Title:	David Blackley Chief Financial Officer

Date: August 22, 2011

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 27, 2011

August 22, 2011

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD

ON SEPTEMBER 27, 2011

NOTICE IS HEREBY GIVEN that the annual meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at The Calgary Petroleum Club, 319 Fifth Avenue South West, Calgary, Alberta on the 27th day of September, 2011, at 10:00 a.m. (Mountain Time) (the “Meeting”), for the following purposes:

1.	to receive the audited comparative consolidated financial statements of the Corporation for the year ended March 31, 2011 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such; and

4.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

A copy of the 2011 Annual Report of the Corporation, the Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with Proxy Dept., Canadian Stock Transfer Company Inc.*, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free: 1-866-781-3111 Canada & US Only) no later than 10:00 a.m. (Eastern Time), on September 23, 2011 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Calgary, Alberta, this 22nd day of August, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/s/ David Blackley
Chief Financial Officer

*	Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “NAEP Shareholders”) to be held at The Calgary Petroleum Club, 319 Fifth Avenue South West, Calgary, Alberta on the 27th day of September, 2011, at 10:00 a.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated August 22, 2011 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose. The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about September 1, 2011. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

The Corporation has retained Georgeson Shareholder Communications Canada Inc. (“Georgeson”) in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson will be paid a management fee of $30,000.00 plus out of pocket expenses. If you have any questions about the information contained in this document or require assistance in completing your proxy form please contact our proxy solicitation agent, Georgeson, at 1-866-676-3008.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “forecast”, “continue”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is August 22, 2011. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Proxy Dept., Canadian Stock Transfer Company Inc.*, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free: 1-866-781-3111 Canada & US Only), together with a copy to the Secretary of the Corporation at North American Energy Partners Inc., Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to Proxy Dept., Canadian Stock Transfer Company Inc., P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free:1-866-781-3111 Canada & US Only) no later than 10:00 a.m. (Eastern Time) on September 23, 2011 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of

*	Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company

which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his, her or its attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting NAEP Common Shares. As at August 22, 2011, there were a total of 36,249,086 NAEP Common Shares outstanding and no non-voting NAEP Common Shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10% of the voting rights attached to the NAEP Common Shares:

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Harbinger Group Inc. (a)	4,728,721	13.05
Sterling Group Partners I, L.P. (b)	4,626,265	12.76
Richard Perry (c)	4,598,466	12.69

(a)

Harbinger Group Inc. may be deemed to beneficially own 4,728,721 NAEP Common Shares. Such shares are held in the name of HGI Funding, LLC, which is a direct, wholly-owned subsidiary of Harbinger Group Inc.

(b)

Sterling Group Partners I GP, L.P. is the sole general partner of Sterling Group Partners I, L.P. Sterling Group Partners I GP, L.P. has five general partners, each of which is wholly-owned by one of Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland. Each of these individuals disclaims beneficial ownership of the shares owned by Sterling Group Partners I, L.P. Sterling Group Partners I, L.P. is an affiliate of The Sterling Group, L.P.

(c)

Perry Partners, L.P. directly holds 2,161,361 NAEP Common Shares. Perry Luxco S.A.R.L. directly holds 1,718,443 NAEP Common Shares. Perry Partners International, Inc. directly holds 718,662 NAEP Common Shares. Richard Perry is the President and sole shareholder of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the class of securities owned by Perry Luxco S.A.R.L. As such, Mr. Perry may be deemed to have beneficial ownership over the respective NAEP Common Shares owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc.; however, Mr. Perry disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein. Perry Corp. is an affiliate of Perry Strategic Capital Inc.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Corporation for the fiscal year ended March 31, 2011, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt at the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Corporation presently consists of ten directors. All of the nominees below are now directors of the Corporation and have been directors since the dates indicated below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The following table and the notes thereto state, as of August 22, 2011, the: (i) name, municipality, province or state of residence, country of residence, and age of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the 2011 fiscal year.

George R. Brokaw New York, NY, U.S.A, 43 Director since: June 28, 2006 Independent Director Meets share ownership guidelines

George R. Brokaw became one of our Directors on June 28, 2006. Mr. Brokaw joined Perry Capital, L.L.C., an affiliate of Perry Corp., in August 2005. Mr. Brokaw is a Managing Partner of Perry Corp. From January 2003 to May 2005, Mr. Brokaw was Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC, which he joined in 1996. Between 1994 and 1996, Mr. Brokaw was an investment banking associate for Dillon Read & Co. Mr. Brokaw received a Bachelor of Arts degree from Yale University and a Juris Doctorate and Masters of Business Administration from the University of Virginia. He is admitted to practice law in the State of New York. Investment Entities controlled by Perry Corp. are holders of NAEP Common Shares (see table disclosing beneficial ownership).

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	27,632
	2011	34,739
	Change	+7,107	Nil

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	June 29, 2006	June 29, 2016	$5.00	27,760 / 27,760	27,760	$191,544

	Committee Membership and Attendance Record
	Board			5 of 6
	Audit			4 of 5
	Health, Safety, Environment and Business Risk			7 of 8

John A. Brussa Calgary, AB, Canada, 54 Director since: November 26, 2003 Independent Director Meets share ownership guidelines

John A. Brussa became one of our Directors on November 26, 2003. Mr. Brussa is a senior partner and head of the Tax Department at the law firm of Burnet, Duckworth & Palmer LLP, a leading natural resource and energy law firm located in Calgary. He has been a partner since 1987 and has worked at the firm since 1981. Mr. Brussa is Chairman of Penn West Petroleum Ltd. (Penn West Energy Trust) and Crew Energy Inc. Mr. Brussa also serves as a director of a number of natural resource and energy companies. He is a member and former Governor of the Executive Committee of the Canadian Tax Foundation. Mr. Brussa attended the University of Windsor and received his Bachelor of Arts in History and Economics in 1978 and his Bachelor of Laws in 1981.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	21,017
	2011	27,578
	Change	+6,561	112,400

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	27,760	$191,544

	Committee Membership and Attendance Record
	Board			6 of 6
	Compensation			5 of 5
	Governance			1 of 1

Peter Dodd Sydney, Australia, 61 Director since: June 11, 2009 Non-Independent Director Meets share ownership guidelines

Peter R. Dodd retired as Chief Financial Officer of NAEP on June 10, 2009 and became a non-independent director of the Corporation. Mr. Dodd has over 25 years experience in strategic business planning, corporate finance and investment banking. Prior to joining NAEP, Mr. Dodd served as Director of Strategy and Development for CSR Ltd., an Australia based conglomerate with sugar, building products, aluminum and property divisions. Previously, Mr. Dodd was Managing Director and Global Head of Corporate Finance for ABN AMRO in London, England, managing corporate finance teams in 23 countries. Mr. Dodd has a PhD in Accounting and Finance from the William E. Simon School of Management at the University of Rochester and is currently Deputy Vice-Chancellor & Chief Operating Officer of Macquarie University in Sydney, Australia.

	Securities Held
	Fiscal Year	DSUs (#)	PSUs (#)	RSUs (#)	Common Shares (#)
	2010	12,207	24,784	Nil
	2011	19,096	Nil	10,059
	Change	+6,889	-24,784	+10,059	40,000

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 27, 2007	November 27, 2017	$13.50	109,400 / 65,640	65,640	Nil
	December 4, 2008	December 4, 2018	$3.69	12,500 / 5,000	5,000	$41,050

	Committee Membership and Attendance Record
	Board			6 of 6
	Governance			1 of 1
	Health, Safety, Environment and Business Risk			7 of 8

John D. Hawkins Houston, TX, U.S.A., 47 Director since: October 17, 2003 Independent Director Meets share ownership guidelines

John D. Hawkins became one of our Directors on October 17, 2003. Mr. Hawkins joined The Sterling Group, L.P. in 1992 and has been a Partner since 1999. The Sterling Group is a private equity investment firm and an investment entity affiliated with The Sterling Group is a holder of NAEP Common Shares. Mr. Hawkins also serves on the board of several Sterling portfolio companies and non-profit entities. Before joining Sterling Group, Mr. Hawkins was on the professional staff of Arthur Andersen & Co. from 1986 to 1990. He received a Bachelor of Science in Business Administration in Accounting from the University of Tennessee and his Master of Business Administration from the Owen Graduate School of Management at Vanderbilt University.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	31,888
	2011	37,431
	Change	+5,543	31,208

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	5,552	$38,309

	Committee Membership and Attendance Record
	Board			6 of 6
	Audit			5 of 5
	Governance (Chair)			1 of 1

Ronald A. McIntosh Calgary, AB, Canada, 69 Director since: May 20, 2004 Independent Director Chairman of the Board Meets share ownership guidelines

Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortress Energy Inc.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	39,732
	2011	50,430
	Change	+10,698	56,200

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	April 22, 2004	April 22, 2014	$5.00	70,000 / 70,000	70,000	$483,000

	Committee Membership and Attendance Record
	Board			6 of 6
	Audit			5 of 5
	Governance			1 of 1
	Health, Safety, Environment and Business Risk			8 of 8

William C. Oehmig Houston, TX, U.S.A., 62 Director since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig served as Chairman of our Board of Directors from November 26, 2003 until passing off this position and assuming the role of Director and Chairman of the Executive Committee on May 20, 2004. He now serves as Chairman of the Risk Committee and on the Compensation Committee. Mr. Oehmig is a Partner with The Sterling Group, L.P., a private equity investment firm. An investment entity affiliated with The Sterling Group is a holder of NAEP Common Shares. Prior to joining Sterling Group in 1984, Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors. He began his career in Houston in 1974 at Texas Commerce Bank. Mr. Oehmig currently serves on the board of Universal Fibers Inc. In the past he has served as Chairman of Royster Clark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the boards of several other Sterling portfolio companies. Mr. Oehmig serves or has served on numerous other corporate and non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Master of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	43,582
	2011	51,091
	Change	+7,509	332,330

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	Nil	N/A

	Committee Membership and Attendance Record
	Board			6 of 6
	Compensation			5 of 5
	Health, Safety, Environment and Business Risk (Chair)			8 of 8

Rodney J. Ruston Calgary, AB, Canada, 60 Director Since: June 15, 2005 Non- Independent Director President & Chief Executive Officer Meets share ownership guidelines

Rodney J. Ruston became President and Chief Executive Officer of NAEP on May 9, 2005 and took the Corporation public with a listing on both the NYSE and TSX on November 22, 2006. In 2007, Mr. Ruston joined Northern Alberta Institute of Technology’s President’s Advisory Committee where he served for two years. In July 2009 Mr. Ruston joined the Board of the Alberta Enterprise Group, a public policy advocacy group based in Edmonton, Alberta.

Prior to joining NAEP, Mr. Ruston was Managing Director and Chief Executive Officer of Ticor Limited, a publicly-listed, Australian natural resources company with operations in Australia, South Africa and Madagascar. Mr. Ruston has spent his entire career in the natural resources industry, holding management positions with Pasminco Limited, Savage Resources Limited, Wambo Mining Corporation, Oakbridge Limited, and Kembla Coal & Coke Pty. Limited.

He was Chairman of the Australian Minerals Tertiary Education Council from July 2003 until May 2005. He received his Masters of Business Administration from the University of Wollongong and Bachelor of Engineering (Mining) from the University of New South Wales in Australia.

	Securities Held
	Fiscal Year	PSUs (#)	RSUs (#)	Common Shares (#)
	2010	78,835	Nil
	2011	Nil	39,227
	Change	-78,835	+39,227	28,700

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	May 9, 2005	May 9, 2015	$5.00	550,000 / 550,000	550,000	$3,795,000
	November 27, 2007	November 27, 2017	$13.50	21,900 / 13,140	13,140	Nil
	December 4, 2008	December 4, 2018	$3.69	29,200 / 11,680	11,680	$95,893
	February 8, 2010	February 8, 2020	$9.33	32,200 / 6,440	6,440	$16,551
	December 13, 2010	December 13, 2020	$10.13	25,800 / Nil	Nil	Nil

	Committee Membership and Attendance Record
	Board			6 of 6

Allen R. Sello West Vancouver, BC, Canada, 72 Director Since: January 26, 2006 Independent Director Meets share ownership guidelines

Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held finance and marketing management positions, including Treasurer. In 1979, Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice-President and Controller. He was appointed Vice-President, Finance of its successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice-President and Chief Financial Officer for UMA Group Limited. Mr. Sello is currently a director of Sterling Shoes Inc., former director of software development companies Infowave Software Inc. and Braintech Inc. and former Chair of the Vancouver Board of Trade’s Government Budget and Finance Committee. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Master of Business Administration (M.B.A.) from the University of Toronto.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	20,223
	2011	27,653
	Change	+7,430	28,100

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	February 23, 2006	February 23, 2016	$5.00	27,760 / 27,760	27,760	$191,544

	Committee Membership and Attendance Record
	Board			6 of 6
	Audit (Chair)			5 of 5
	Compensation			5 of 5

Peter W. Tomsett West Vancouver, BC, Canada, 53 Director Since: September 19, 2006 Independent Director Meets share ownership guidelines

Peter W. Tomsett became one of our Directors on September 19, 2006. From September 2004 to January 2006, Mr. Tomsett was President & Chief Executive Officer of Placer Dome Inc. based in Vancouver. He joined the Placer Dome Group in 1986 as a Mining Engineer with the Project Development group in Sydney, Australia. After various project and operating positions, he assumed the role of Executive Vice-President, Asia-Pacific for Placer Dome Inc. in 2001. In 2004, Mr. Tomsett also took on responsibility for Placer Dome Africa which included mines in South Africa and Tanzania. Mr. Tomsett has been a Director of the Minerals Council of Australia, the World Gold Council and the International Council for Mining & Metals. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and also attained a Master of Science (Distinction) in Mineral Production Management from Imperial College, London. Mr. Tomsett is also Chairman of Silver Standard Resources Inc. and a director of Talisman Energy Inc.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	46,852
	2011	62,380
	Change	+15,528	Nil

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	September 14, 2006	September 14, 2016	$16.75	27,760 / 22,208	22,208	Nil

	Committee Membership and Attendance Record
	Board			6 of 6
	Compensation (Chair)			5 of 5
	Health, Safety, Environment and Business Risk			8 of 8

K. Rick Turner Houston, TX, U.S.A., 53 Director Since: November 26, 2003 Independent Director Meets share ownership guidelines

K. Rick Turner became one of our Directors on November 26, 2003. Mr. Turner has been employed by Stephens’ family entities since 1983. Mr. Turner is currently a Senior Managing Director of The Stephens Group, LLC. He first became a private equity principal in 1990 after serving as the Assistant to the Chairman, Jackson T. Stephens. His areas of focus have been oil and gas exploration, natural gas gathering, processing industries and power technology. Mr. Turner currently serves as a director of The Stephens Group, Pinnergy, Spitzer Industries, Atlantic Oil Corporation; JV Industrials, LLC; Seminole Energy Services, LLC; JEBCO Seismic, LLC; Seminole Energy Services, LLC; the General Partner of Energy Transfer Partners, LP (“ETP”); and the General Partner of Energy Transfer Equity, LP (“ETE”). Prior to joining Stephens, Mr. Turner was employed by Peat, Marwick, Mitchell and Company. Mr. Turner earned his Bachelor of Science in Business Administration (B.S.B.A.) from the University of Arkansas and is a non-practicing Certified Public Accountant.

	Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2010	20,133
	2011	26,620
	Change	+6,487	33,427

	Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	November 26, 2003	November 26, 2013	$5.00	27,760 / 27,760	5,552	$38,309

	Committee Membership and Attendance Record
	Board			5 of 6
	Audit			5 of 5
	Governance			1 of 1

(1)	The “At-Risk Value” means the “in the money” value of the applicable vested equity units using the closing price of NAEP common shares on the TSX on March 31, 2011 of $11.90.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending March 31, 2012 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	Other Matters

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Compensation Committee is responsible for reviewing and recommending to the Board of Directors for approval;

i.	the Corporation’s philosophy, policies and guidelines on Board of Directors’ and Executive compensation;

ii.	the recruitment, evaluation and succession plans for the President and Chief Executive Officer;

iii.	the compensation package for the chairs of the committees of the Board of Directors and other Directors of the Corporation; and

iv.

the structure of, implementation of, participation in, amendments to or termination of all long-term incentive programs including, but not limited to, the Share Option Plan, the DSU Plan (see “Compensation of Directors – Directors’ Deferred Share Unit Plan”) and the PSU Plan (see “Long-term Incentive Plan – Performance Share Unit Plan”).

The Compensation Committee also reviews and approves:

i.	the recruitment, evaluation and succession plans for all individuals reporting directly to the Chief Executive Officer (the “executive management”);

ii.

the compensation package, including base salaries, annual incentive compensation, all retirement, health and welfare benefits and perquisites for executive management (and with respect to the Chief Executive Officer, recommends such matters to the Board of Directors for approval); and

iii.

the Compensation Committee may review any and all aspects of total compensation at its discretion; however a formal review is undertaken annually with base salary adjustments and short-term bonus payments processed in July of each year.

Our Board of Directors has adopted a written charter for the Compensation Committee that is available on our website.

Executive Compensation Philosophy

The Corporation’s executive compensation policy is designed to attract, retain and motivate qualified executives who are committed to achieving success for the Corporation and maximum value for its shareholders. The philosophy of the executive compensation policy is premised upon three core principles:

1.	Competitive Compensation

It is the objective of the Corporation to attract and retain talented executive management who are capable of meeting the financial and other objectives of the Corporation as determined by the Board of Directors. It is important to ensure executive remuneration is competitive within the market where the Corporation competes for talent, and in this light, the Corporation has adopted a market-competitive total executive compensation package (Executive Compensation Elements).

In our ongoing effort to ensure that our compensation plans remain market-competitive, we regularly utilize the services of independent specialized compensation consultants, including Meridian Compensation Partners LLC, Wynford Group and others to evaluate our total compensation against that of leading businesses within Alberta in the industries in which the Corporation conducts its business. Through this ongoing process we ensure that our executive compensation programs remain competitive within the market and support the attraction and retention of our executives, as they are crucial to the future success of the Corporation.

2.	Performance & Accountability

We believe that executive compensation should be strongly correlated to the financial performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, we have adopted the annual Management Incentive Plan (the “MIP” also known as “Short-Term Incentive Plan”), which is discussed further below under “Alignment of Executive and Shareholder Interests”. The MIP was first introduced in 2006, with the key underlying principle of ensuring that executives are held accountable to stakeholders by measuring the performance of the Corporation against the Corporation’s Consolidated EBITDA¿ forecast in the approved annual budget. This creates a performance-based corporate culture that rewards individual contributions to the achievement of the Corporation’s goals and creation of shareholder value. A significant portion of executive compensation is in the form of at-risk pay, compensating executives for strong corporate performance and achievement of individual objectives. This emphasis on performance-based compensation is reflected in determining all elements of executive compensation.

3.	Alignment of Executive and Shareholder Interests

It is in the Corporation’s best interests to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly the MIP was designed to ensure that the continued profitability of the Corporation results in increased financial reward for NAEP shareholders and executives alike. Executives are rewarded through the MIP based on three criteria: (i) organizational performance; (ii) divisional performance; and (iii) individual performance. The Chief Executive Officer is rewarded through the MIP based on two criteria: (i) organizational performance and (ii) individual performance. This approach ensures that the role of the individual within the team is appropriately recognized. The MIP is a key mechanism utilized in realizing the compensation principles, particularly the latter two. The target MIP remuneration structure for the 2011 fiscal year is set out below and remains unchanged for the 2012 fiscal year (based on the actual performance of the Corporation, the percentage attributable to the Corporation’s performance may be higher and consequently the actual proportion of salary paid may be higher than 100%):

MANAGEMENT LEVEL	CORPORATION PERFORMANCE	BUSINESS UNIT OR DIVISIONAL PERFORMANCE	INDIVIDUAL PERFORMANCE	PROPORTION OF SALARY PAYABLE AT TARGET
President and Chief Executive Officer	70%	—	30%	100%
Chief Financial Officer and Vice Presidents	50%	30%	20%	100%

The Corporation’s Key Performance Indicator (“KPI”) is based on the Corporation’s total Consolidated EBITDA, while business unit and divisional KPIs are selected corporate measures or measures specific to a division based on key business drivers of that division, examples of which include production efficiencies, equipment utilization, cost performance and safety performance. Individual KPIs are related to the development of the team, development of key individuals within the division and special projects undertaken within the division.

Executive Compensation Overview

This discussion of executive compensation focuses on the compensation of the following:

i.	our President and Chief Executive Officer, Rodney Ruston;

ii.	our Chief Financial Officer, David Blackley; and

iii.

our three most highly compensated executive officers as at the end of the 2011 fiscal year, other than our Chief Executive Officer and our Chief Financial Officer, those three executive officers being Christopher Yellowega, Bernard Robert and Joseph Lambert.

¿

The term “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2011, which is available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

All of those above are defined by applicable regulations to be “named executive officers” for the purposes of compensation disclosure (collectively, the “NEOs”).

The following table sets out the various components of compensation that executives (including the NEOs) receive:

Executive Compensation Components

Base Salary

Base salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are generally considered annually, taking into account the executive’s overall performance, experience and market conditions.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s performance in the fiscal year as measured by the Corporation’s total Consolidated EBITDA achieved. Each executive has a targeted annual bonus of 100% of base salary. Actual payout is determined by achievement of predetermined financial objectives and performance objectives. Payouts range from zero to a maximum of 200% of an executive’s bonus target.

Long-Term Incentive Plan (“LTIP”)

LTIP compensation grants are generally made twice per calendar year through two vehicles: (1) Stock Options granted in December, and (2) Performance Share Units or Restricted Share Units granted in April. Each executive has a target annual LTIP compensation value of 40% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Share Units (PSUs or RSUs). The CEO’s targeted LTIP compensation value is 50% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Performance Share Units or Restricted Share Units.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered saving plan.

Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.

Perquisites	Limited perquisites are provided including car allowance, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

Determining Individual Compensation for NEOs

As described above, the Compensation Committee is responsible for providing oversight with regard to executive compensation programs and setting individual compensation for the NEOs (other than the President & CEO). The Compensation Committee receives assistance from several sources, both internal and external, in order to fulfill these responsibilities.

Compensation Consultants

Since 2007, the Corporation has engaged the services of specialized compensation consultants including, most recently, Meridian Compensation Partners LLC, Wynford Group and Lane Caputo, to:

i.	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure;

ii.	assist management in the development of the various programs within our compensation framework;

iii.	perform studies of the market comparator group of corporations to evaluate the Corporation’s total compensation programs; and

iv.	provide recommendations to the Compensation Committee.

During fiscal 2011, services invoiced by Meridian Compensation Partners LLC were $26,313, by the Wynford Group were $40,104 and by Lane Caputo were $13,505.

Comparator Group Analysis and Market Data

In determining compensation for the executive group, our primary comparator group includes companies in the Canadian industrial construction and mining sectors that meet the following criteria:

a.	Compete for similar talent, primarily in Alberta;

b.	Operate in one or more of the mining, piling, pipeline, industrial construction and heavy construction sectors; and

c.	Operate in major industrial projects in Northern Alberta (Oil Sands) as well as the Edmonton area and other Western Canadian provinces with annual revenue of $500 million up to $3 billion.

When there are insufficient job matches in that group, comparator data from the overall Canadian industrial sector is used. The specific companies included in these comparator groups are those whose data is available through the consultant’s database. In addition, in determining compensation for NEOs, the Compensation Committee considers publicly-disclosed executive compensation information for Canadian public companies. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

Input from the Corporation’s Management

The President & CEO participates in the compensation process, makes recommendations to the Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. The Vice President, Corporate and the CFO assist the President & CEO in developing and presenting management’s recommendations and supporting material to the Compensation Committee pertaining to the compensation of the NEOs.

Assessment of Individual Performance

Each year, the President & CEO reviews and makes recommendations to the Compensation Committee regarding the performance of each of the other NEOs. In addition to organizational performance, NEOs other than the President & CEO are assessed on both divisional performance and individual performance. The President & CEO is assessed on organizational performance and individual performance by the Compensation Committee, which then makes a recommendation to the entire Board.

2011 Fiscal Year Compensation

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Compensation Committee with adjustments effective July 1. The Compensation Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous fiscal year. In reviewing the base salaries of the Corporation’s executives, the Compensation Committee also considers comparator group compensation, internal pay relationships and total employee cost. The base salary pay adjustments noted below took into consideration the pay position of each executive in the market and percentage adjustments ensured base compensation levels remained commensurate with the market.

The following table sets out the base salaries as at March 31, 2011, and the percentage increase from the prior year as at July 1, 2011 for each of the NEOs:

NEO	2011 Base Salary ($)	% change from 2010
Rodney Ruston	594,100	0.0
David Blackley	281,661	5.0
Christopher Yellowega	283,250	3.0
Bernard Robert	255,000	4.0
Joseph Lambert	270,000	8.2

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management (also known as our “Management Incentive Plan” or “MIP”) is described above in “Alignment of Executive and Shareholder Interests”. It is the primary vehicle we use to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to enable the Corporation to achieve its financial goals and to reward them to the extent we achieve those goals. All of our executives, including the NEOs, participate in the STIP.

Consolidated EBITDA, was chosen as the financial metric for the STIP for the NEOs because it measures the current profitability of our business and, as such, is a good indicator of overall corporate performance. Certain prescribed adjustments to Consolidated EBITDA to eliminate factors not considered relevant to the true financial performance of the Corporation are recommended by the Compensation Committee and approved by the Board of Directors.

The Board of Directors approves the Consolidated EBITDA target for the STIP which is developed at the beginning of each fiscal year through the Corporation’s annual budget and strategic planning process. The Consolidated EBITDA target is intended to be challenging. The Board of Directors set a Consolidated EBITDA target for the 2011 fiscal year taking into account the results of the 2010 fiscal year and considering the budget and business plans prepared, presented to and approved by the Board. The Consolidated EBITDA results for the 2011 fiscal year fell short of the hurdle threshold set by the Board of Directors, resulting in a short term bonus of zero for the NEOs. To ensure retention of critical talent through the economic recovery the Compensation Committee approved a retention bonus in the form of restricted share units with a three year “cliff” vesting period. The number of RSUs provided to each NEO is based on the dollar value of the approved notional bonus value converted to RSUs by applying a conversion rate of $8.24 CAD (closing price of the shares on the TSX on June 2, 2011, the date the Board of Directors approved the bonus). The Corporation does not disclose the Consolidated EBITDA target on the basis that it is confidential and competitively sensitive and its disclosure would seriously prejudice the Corporation’s interests.

Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The target incentive opportunity for each of the NEOs is 100% of base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus depending on the Corporation’s performance relative to the Consolidated EBITDA target and achievement by each NEO against divisional and individual performance objectives, as applicable.

Recommendations for bonus awards are made by the President & CEO to the Compensation Committee. The Board of Directors determines the STIP award for the President and CEO based upon the Corporation’s performance related to the Consolidated EBITDA target and achievement of individual performance objectives. Short-term bonuses were not paid in fiscal 2011. Instead, a retention bonus was granted in June 2011 in the form of RSUs. This retention bonus was paid in lieu of a short-term bonus and was paid in relation to the period April 1, 2010 to March 31, 2011). The following table sets forth the STIP target, maximum STIP award and 2011 STIP award for each NEO.

NEO	STIP Target as Percentage of Base Salary (%)	STIP Target ($) (1)	Maximum STIP Award ($)	2011 STIP Award ($) (2)
Rodney Ruston	100	589,775	1,179,550	129,161
David Blackley	100	278,308	556,616	121,959
Christopher Yellowega	100	281,188	562,375	122,647
Bernard Robert	100	247,741	495,483	110,415
Joseph Lambert	100	257,783	515,565	116,910

(1)

STIP Target is calculated as follows: 100% (Base Salary Effective April 1, 2010 to June 30, 2010 * 0.25) + (Base Salary Effective July 1, 2010 to March 31, 2011 * 0.75). This calculation takes into consideration base salary changes made part way through the fiscal year. Further pro-rations of the STIP calculation would occur if off-cycle adjustments were made throughout the fiscal year.

(2)

Consolidated EBITDA did not meet target for the fiscal year and as a result no short term bonus was provided to the NEOs. However, a retention bonus in the form of RSUs with a 3-year “cliff” vesting period was provided to NEOs to assist with retention of key talent during the economic recovery. The fair value of these RSUs as of the grant date is shown in the chart above.

Long-Term Incentive Plan (“LTIP”)

The purpose of our equity-based LTIP is to motivate executives to achieve long-term performance goals which will increase shareholder return on investment. Under the LTIP, we award long-term incentives to executives in the form of share options and share units (PSUs or RSUs), the value of which are directly linked to the creation of shareholder value.

The Compensation Committee reviews and recommends to the Board of Directors on the adequacy and the form of LTIP for executive management. An LTIP target value is established annually for executive management by the Compensation Committee and is primarily based upon the executive’s role. The target value is calculated as a percentage of the executive’s base salary. The LTIP is designed to deliver annual compensation equivalent to 50% of base salary for the CEO and 40% for the other NEOs. The LTIP is delivered through the use of two vehicles, those being grants of share options and grants of PSUs/RSUs. Fifty percent of the LTIP compensation is delivered in December of each year through grants of share options recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s Share Option Plan. The other 50% of the LTIP compensation is delivered in April of each year through grants of PSUs or RSUs recommended by the Chief Executive Officer and the Compensation Committee for approval by the Board of Directors in accordance with the Corporation’s PSU Plan. LTIP grants to the CEO are determined by the Board of Directors.

Share Option Plan

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan was re-approved by the shareholders at the Annual and Special Meeting held on September 24, 2009. The Share Option Plan is administered by the Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Compensation Committee. The Share Option Plan provides for the discretionary grant of options to purchase the Corporation’s Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Compensation Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous 5 day volume weighted average trading price of the Corporation’s Common Shares on the Toronto Stock Exchange or the New York Stock Exchange.

The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the Corporation’s issued and outstanding NAEP Common Shares. The maximum number of NAEP Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase. The maximum number of NAEP Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding shares on a non-diluted basis immediately prior to the proposed option to purchase.

As of August 11, 2011, the Corporation had 36,249,086 Common Shares outstanding, therefore providing for a current maximum of 3,624,909 Common Shares reserved for issuance under the Share Option Plan. As at August 11, 2011, the Corporation had 2,347,474 options to purchase Common Shares outstanding (or approximately 6.5% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 1,277,435 Common Shares (or approximately 3.5% of the outstanding Common Shares) available for future option grants at that date. Currently, there are 3,603,847 Common Shares reserved for issuance under the Share Option Plan, which was approved by the Board and by the shareholders of the Corporation as of September 24, 2009.

Securities authorized for issuance under equity compensation plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A) (a)	Figure in column (a) as a percentage of issued and outstanding NAEP Common Shares (b)	Weighted-average exercise price of outstanding options, warrants and rights (c)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (B) (d)	Figure in column (d) as a percentage of issued and outstanding NAEP Common Shares (e)
Equity compensation plans approved by security holders	2,347,474	6.5%	$8.11	1,277,435	3.5%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A

Total	2,347,474	6.5%	$8.11	1,277,435	3.5%

(A)

Rodney J. Ruston has been awarded the right to receive 50,000 NAEP Common Shares on May 8, 2011, 50,000 NAEP Common Shares on November 8, 2011 and 50,000 NAEP Common Shares on May 8, 2012 pursuant to Mr. Ruston’s employment agreement. See section below captioned “Analysis of 2011 Compensation Decisions Regarding NEOs” “Rodney J. Ruston, President & Chief Executive Officer”. In accordance with Rodney Ruston’s employment agreement, his entitlement to such NAEP Common Shares may be satisfied by NAEP through purchases of NAEP Common Shares on the open market or, subject to obtaining all applicable regulatory approvals, by the issuance of NAEP Common Shares from treasury. The Corporation has established a trust under which Canadian Western Trust, as trustee, purchased a total of 50,000 NAEP Common Shares on the open market on May 31, 2011 and June 1, 2011 in order to satisfy the first tranche of shares deliverable to Mr. Ruston. Such purchases were financed by the Corporation. By agreement between the Corporation and Mr. Ruston, the first tranche of 50,000 NAEP Common Shares vested on June 13, 2011 rather than May 8, 2011 as reflected in the original agreement.

(B)

The Share Option Plan states that the Compensation Committee may issue options, provided that the aggregate number of NAEP Common Shares that may be issued from treasury under the Share Option Plan may not exceed 10% of the number of issued and outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option issuance.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Compensation Committee. For qualified retirees (age 55 or over and as approved by the Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

In December 2010, as part of the 50% grant under the LTIP program, Share Options were granted to the NEOs. For the 2010 share option grant, each NEO received share options at the targeted compensation value in accordance with the Corporation’s LTIP. The Board of Directors granted an aggregate amount of 63,700 Share Options to the NEOs and approved an exercise price of $10.13.

Performance Share Unit Plan (“PSU Plan”)

The Board of Directors has approved the PSU Plan. The PSU Plan is part of the Corporation’s Long-Term Incentive Plan. Each year, the Chief Executive Officer and the Compensation Committee recommends, to the Board of Directors for approval, employees (the “Participants”) for participation in the Corporation’s PSU Plan. Under the PSU Plan the Corporation credits a Performance Share Unit (a “PSU”), being a right granted to a Participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, in a number of Common Shares purchased on the open market. After the third fiscal year-end following the date of the grant of the PSUs (the “Maturity Date”), the Compensation Committee will assess the Participant against the performance criteria established as part of the grant and determine the number of such PSUs that have been earned. The cash payment or delivery of Common Shares is then based on these earned PSUs.

If any dividends are paid on the Corporation’s Common Shares, additional PSUs will be credited to the Participant to reflect such dividends. The PSU Plan provides that, in the event of termination of a Participant (with or without cause), all PSUs that are not earned PSUs are immediately forfeited. In the event of retirement or disability of a Participant, all earned PSUs will be redeemed within 30 days of the Maturity Date. Any PSUs which have not completed their prescribed term (credited PSUs) shall continue to be eligible to become earned PSUs, subject to the performance criteria, as if the Participant was still employed by the Corporation. On the death of a Participant, all credited PSUs will vest and will be redeemed within 90 days of the date of the Participant’s death. Rights respecting PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010 the Board of Directors approved amendments to the PSU plan in the event of a Change of Control (as such term is defined in the PSU) in order to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding PSUs that are not earned PSUs held in the Participant’s PSU Account on the date the Change of Control transaction is completed shall be deemed to be earned PSUs. The value of the Earned PSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the Participant’s employment is terminated for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned PSUs shall be immediately forfeited. In the case of a termination without cause within 36 months following a Change of Control, all earned PSUs shall be paid out.

The Compensation Committee, on recommendation to and approval of the Board of Directors, may amend, suspend or terminate the PSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any PSUs, or any rights pursuant thereto, granted previously to any Participant without the consent of that Participant.

Under the PSU Plan, the Board of Directors has the discretion to grant RSUs rather than PSUs if it feels such grant is aligned with the objectives of the LTIP and appropriate given the realities of the economic and competitive environment. The only difference between an RSU and a PSU is that an RSU does not have any performance criteria associated with it. Its value at maturity is determined solely by the fair market value of a NAEP Common Share on the vesting date.

On April 1, 2011, as part of the remaining 50% of grants under the LTIP program, a total of 24,535 RSUs were granted to the NEOs. These RSU grants were made at a value of 80% of targeted compensation value (as opposed to 100%) to recognize that RSUs lack certain of the downside risk inherent in PSUs due to the absence of performance criteria. This grant of RSUs was made to encourage retention of key talent during the current period of economic recovery. The RSUs were granted with three year “cliff vesting”.

The following table outlines the total LTIP awards for the NEOs for fiscal 2011:

NEO	LTIP Target as Percentage of Base Salary (%) (1)	Share Options Granted December 13, 2010 (#)	RSUs Granted April 1, 2011 (#)
Rodney J. Ruston	50	25,800	9,943
David Blackley	40	9,800	3,771
Christopher R. Yellowega	40	9,800	3,792
Joseph C. Lambert	40	9,400	3,615
Bernard T. Robert	40	8,900	3,414

(1)	LTIP awards are delivered through two vehicles – 50% of the award is delivered as Share Options and 50% of the award as PSUs/RSUs

At the March 2011 Compensation Committee meeting, the Committee discussed that the PSU portion of the LTIP was not meeting its intended objectives and that structural changes were required to ensure it met its objectives of providing a long term incentive for key individuals, including NEOs, to remain employed with the Corporation. The 2008 PSU grant vested in 2011 and paid a value of zero to unit holders because the performance criteria set at the time of the grant was not achieved. On the date of the March 2011 meeting, the performance criteria associated with the 2009 and 2010 PSU grants were also trending far below expectations and were expected to vest with little or no value to unit holders, contrary to the objectives of the LTIP.

As a result, the Compensation Committee reviewed a number of alternatives and subsequently recommended that the Board of Directors approve the conversion of 2009 and 2010 PSUs to RSUs at a conversion rate of 50% and 75%, respectively. The Board of Directors subsequently approved this change and NEOs were impacted as follows:

NEO	Original 2009 PSU Grant (#)	RSUs at 50% Conversion Rate (#)	Original 2010 PSU Grant (#)	RSUs at 75% Conversion Rate (#)
Rodney Ruston	46,783	23,392	21,113	15,835
David Blackley	16,448	8,224	7,855	5,891
Christopher Yellowega	16,708	8,354	8,053	6,040
Joseph Lambert	13,854	6,927	6,191	4,643
Bernard Robert	15,298	7,649	6,904	5,178

Retirement Arrangements

The Corporation does not have a pension plan. For the fiscal year ended March 31, 2011, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $50,897, consisting of employer matching contributions to the executive officers’ Registered & Non Registered Retirement Savings Plans.

Benefit Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a car allowance, reimbursement for annual dues at a local heath or sports club, an annual medical examination and a discretionary health care spending account.

Analysis of 2011 Compensation Decisions Regarding NEOs

The following outlines the rationale behind the compensation decisions for each of the NEOs for 2011:

Rodney J. Ruston, President & Chief Executive Officer

The Board of Directors did not approve an increase in base salary for Mr. Ruston for fiscal 2011 as the Board felt that a wage increase was not appropriate given the financial performance of the corporation over the previous twelve months.

Under the STIP, Mr. Ruston’s bonus award is made up of 70% based on the corporate results, as measured by Consolidated EBITDA and 30% on achievement of individual objectives set at the start of the year by the Board and based on growth, profitability and safe operations of the Corporation. As a result of the Corporation not achieving the threshold Consolidated EBITDA target for fiscal 2011, no STIP was awarded. However, to encourage retention during the current period of economic recovery, the Board approved a retention bonus of 15,675 RSUs effective June 2, 2011. The fair market value of these RSUs as of the grant date was $129,161.

Mr. Ruston’s LTIP awards for fiscal 2011 consisted of 25,800 Share Options granted on December 13, 2010 and 9,943 RSUs granted April 1, 2011. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

On September 24, 2009 Mr. Ruston’s employment agreement was extended by the Board for a further period of two years, to May 8, 2012. In addition to the existing conditions in his employment agreement, Mr. Ruston was also awarded the right to receive 150,000 of NAEP Common Shares as follows:

•	50,000 shares on May 8, 2011;

•	50,000 shares on November 8, 2011; and

•	50,000 shares on May 8, 2012.

These shares will be awarded to Mr. Ruston provided he remains employed on the award dates above, or if Mr. Ruston has served notice of his resignation, provided the above award date falls within the stipulated notice period.

David Blackley, Chief Financial Officer

Mr. Blackley’s base salary was adjusted to $281,661 on July 1, 2010 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”.

Under the STIP, Mr. Blackley’s bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA, 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation not achieving the threshold Consolidated EBITDA target for fiscal 2011, no STIP was awarded. However, to encourage retention during the current period of economic recovery, the Board approved a retention bonus of 14,801 RSUs effective June 2, 2011. The fair market value of these RSUs as of the grant date was $121,959.

Mr. Blackley’s LTIP awards for fiscal 2011 consisted of 9,800 Share Options granted on December 13, 2010 and 3,771 RSUs granted April 1, 2011. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

In addition to the above, Mr. Blackley also received a total of $24,000 in relocation allowances during the fiscal year in relation to his relocation from Edmonton to Calgary.

Christopher R. Yellowega, Vice President, Business Services & Construction

Mr. Yellowega’s base salary was adjusted to $283,250 on July 1, 2010 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”.

Under the STIP, Mr. Yellowega’s bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA, 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation not achieving the threshold Consolidated EBITDA target for fiscal 2011, no STIP was awarded. However, to encourage retention during the current period of economic recovery, the Board approved a retention bonus of 14,884 RSUs effective June 2, 2011. The fair market value of these RSUs as of the grant date was $122,647.

Mr. Yellowega’s LTIP awards for fiscal 2011 consisted of 9,800 Share Options granted on December 13, 2010 and 3,792 RSUs granted April 1, 2011. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

Bernard T. Robert, Vice President, Corporate

Mr. Robert’s base salary was adjusted to $245,198 on July 1, 2010 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Mr. Robert’s salary was further adjusted to $255,000 on September 27, 2010 following a reorganization that resulted in Mr. Robert assuming responsibility for additional corporate functions, including Human Resources.

Under the STIP, Mr. Robert’s bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA, 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation not achieving the threshold Consolidated EBITDA target for fiscal 2011, no STIP was awarded. However, to encourage retention during the current period of economic recovery, the Board approved a retention bonus of 13,400 RSUs effective June 2, 2011. The fair market value of these RSUs as of the grant date was $110,415.

Mr. Robert’s LTIP awards for fiscal 2011 consisted of 8,900 Share Options granted on December 13, 2010 and 3,414 RSUs granted April 1, 2011. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

In addition to the above LTIP grants, Mr. Robert was also provided a special grant of 30,000 Share Options on September 22, 2010. These Share Options were granted with an exercise price of $8.58 and with the same vesting provisions as are outlined in the LTIP. The purpose of this special grant was to enhance Mr. Robert’s alignment with the long-term interests of the Corporation’s shareholders and to promote improved equity with Mr. Robert’s peers within the Executive team.

Joseph C. Lambert, Vice President, Oil Sands Operations

Joseph C. Lambert joined the Corporation on April 14, 2008. He was initially employed as General Manager, Mining and was promoted to the position of Vice President, Oil Sands Operations on September 27, 2010. This position was created to ensure an appropriate focus was placed on this key market and to add a second operations position to the Executive team, reflecting the importance of operations to the Corporation.

Mr. Lambert’s base salary was adjusted to $249,492 on July 1, 2010 using the compensation philosophy, guiding principles and inputs described above in section “Executive Compensation Philosophy”. Mr. Lambert’s salary was further adjusted to $270,000 on September 27, 2010 following his promotion to the position of Vice President, Oil Sands Operations.

Under the STIP, Mr. Lambert’s bonus award is made up of 50% based on the corporate results, as measured by Consolidated EBITDA, 30% on achievement of divisional objectives and 20% on the achievement of individual objectives set at the start of the year by the President and CEO based on growth, profitability and safe operations of the Corporation. As a result of the Corporation not achieving the threshold Consolidated EBITDA target for fiscal 2011, no STIP was awarded. However, to encourage retention during the current period of economic recovery, the Board approved a retention bonus of 14,188 RSUs effective June 2, 2011. The fair market value of these RSUs as of the grant date was $116,910.

Mr. Lambert’s LTIP awards for fiscal 2011 consisted of 9,400 Share Options granted on December 13, 2010 and 3,615 RSUs granted April 1, 2011. These grants were in accordance with the LTIP summary described above in the “Long-Term Incentive Plan” section.

In addition to the above LTIP grants, Mr. Lambert was also provided a special grant of 30,000 Share Options on September 22, 2010. These Share Options were granted with an exercise price of $8.58 and with the same vesting provisions as are outlined in the LTIP. The purpose of this special grant was to enhance Mr. Lambert’s alignment with the long-term interests of the Corporation’s shareholders and to promote improved equity with Mr. Lambert’s peers within the Executive team.

As a condition of his promotion to the position of Vice President, Oil Sands Operations Mr. Lambert was required to relocate from Edmonton to Calgary. Mr. Lambert received a total of $141,288 in relocation allowances during the fiscal year.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of the NEOs. None of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The termination arrangements for the NEOs under their respective employment agreements are as follows.

Rodney J. Ruston, President & Chief Executive Officer

The initial term of Mr. Ruston’s employment was for five years, beginning May 2005, unless earlier terminated. On September 24, 2009 Mr. Ruston’s employment was extended by a further period of two years, to May 8, 2012. If his employment is terminated by the Corporation without cause or if his employment is not renewed at the end of the term, Mr. Ruston will receive a severance payment equal to his then-annual salary plus the amount of his bonus payment in the full bonus year preceding the termination date. Mr. Ruston is subject to certain non-competition and confidentiality agreements.

David Blackley, Chief Financial Officer

Mr. Blackley is employed for an indefinite term, which commenced on January 14, 2008, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one and one quarter times his annual base salary if terminated on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one half times his annual base salary if terminated after his tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Christopher R. Yellowega, Vice President, Business Services & Construction

Mr. Yellowega is employed for an indefinite term, which commenced on April 1, 2008, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary if terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one quarter times his annual base salary if terminated after his fifth anniversary of employment and on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one half times his annual base salary if terminated after his tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Bernard T. Robert, Vice President, Corporate

Mr. Robert is employed for an indefinite term, which commenced on March 30, 1998, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary if terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one quarter times his annual base salary if terminated after his fifth anniversary of employment and on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one half times his annual base salary if terminated after his tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Joseph C. Lambert, Vice President, Oil Sands Operations

Mr. Lambert is employed for an indefinite term, which commenced on April 1, 2008, and which will continue until terminated by him or by the Corporation in accordance with the provisions of his employment agreement. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary if terminated on or prior to his fifth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one quarter times his annual base salary if terminated after his fifth anniversary of employment and on or prior to his tenth anniversary of employment with the Corporation or one of its predecessors, a payment equal to one and one half times his annual base salary if terminated after his tenth anniversary of employment with the Corporation or one of its predecessors plus a payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination.

Share Performance Graph

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price on the first day of trading, of $18.59, in connection with the Corporation’s Initial Public Offering (IPO) for each NAEP Common Share with the total cumulative return of the S&P/TSX Composite Index for the period from November 22, 2006 to March 31, 2011. On March 31, 2011, the NAEP Common Shares closed at $11.90 per NAEP Common Share on the TSX.

The following table shows the value of $100 invested in NAEP Common Shares on November 22, 2006 compared to $100 invested in the S&P/TSX Composite Index:#

	For the financial years ended,
	November 22, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011
North American Energy Partners Inc.	$100.00	$129.10	$86.34	$21.03	$52.07	$64.01
S&P/TSX Composite Index	$100.00	$105.85	$109.13	$74.39	$105.75	$127.32

#	Assuming re-investment of dividends/distributions

Trends Between NEO Compensation and Total Shareholder Return

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial performance of the Corporation as well as market competitiveness, division and individual performance and thus base salary compensation strategy is not based on the premise that there is an inherent connection between base salary and the Corporation’s share performance. There is a level of correlation between the STIP and the price of NAEP Common Shares, as Consolidated EBITDA is a key factor in determining the annual bonus. As well, there is a level of correlation between LTIP and the performance of NAEP Common Shares as the Share Option Plan and Restricted Share Unit values are based on the price of NAEP Common Shares.

Summary Compensation Table

The following table sets forth the annual compensation for the year ended March 31, 2011 paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the fiscal year and a total dollar value of compensation received.

FY2011 Executive Pay Detail
Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary Earned ($)	Share- based Awards ($) (a)	Option- based Awards ($) (b)	Annual Incentive Plan (MIP) ($) (c)	Long- term Incentive Plans	Group RRSP ($)	All other compensation ($)	Total Compensation ($)

Rodney J. Ruston President and Chief Executive Officer (Hired May 9, 2005)	2011 2010 2009	589,775 592,599 551,250	247,981 1,254,373 182,922	148,525 Nil 68,620	Nil 584,910 373,935	N/A N/A N/A	(d) (d) (d)	(e) (e) (e)	986,281 2,431,882 1,176,727

David Blackley Chief Financial Officer (Hired January 14, 2008)	2011 2010 2009	278,308 262,711 242,075	167,024 76,036 64,312	56,332 6,000 23,030	Nil 263,936 152,445	N/A N/A N/A	1,223 (d) (d)	(e) (e) (e)	502,887 608,683 481,862

Christopher R. Yellowega Vice President, Business Services and Construction (Hired April 1, 2008)	2011 2010 2009	281,187 268,749 236,708	167,959 77,953 65,328	56,650 6,000 641,120	Nil 269,864 149,773	N/A N/A N/A	14,059 15,965 9,732	(e) (e) (e)	519,855 638,531 1,102,661

Robert, Bernard T. Vice President, Corporate (Hired September 1, 2007)	2011 2010 2009	247,892 234,050 226,675	151,213 66,830 59,815	51,000 2,400 18,800	Nil 238,556 136,159	N/A N/A N/A	12,395 11,702 18,176	(e) (e) (e)	462,500 553,538 459,625

Joseph Lambert Vice President, Oil Sands Operations (Hired September 27, 2010)	2011 2010 2009	242,116 234,760 225,304	160,108 59,928 54,169	54,000 Nil 19,505	Nil 198,407 107,357	N/A N/A N/A	6,958 14,130 10,957	153,493 (e) (e)	616,675 507,225 417,292

(a)

Reflects the grant date fair value of the RSUs (rounded to nearest dollar) granted on April 1, 2011 (regular grant) as well as those granted on June 2, 2011 as a special retention bonus. 2010 figures represent the fair market value of PSUs granted during that fiscal year based on the closing share price on the TSX on March 31, 2010. The 2010 figure for Mr. Ruston includes 150,000 NAEP Common Shares granted to him in his employment agreement extension, using the grant date share price of $7.00. 2009 figures represent the fair market value of PSUs granted during that fiscal year based on the closing share price on the TSX on March 31, 2009.

(b)

Calculated as the number of option based awards granted multiplied by the fair value of each award as at the grant date. The fair value of each award represents the intended compensation value of the award using a Black-Scholes valuation model. The Black-Scholes option pricing model assumptions used by NAEP were (i) dividend yield of nil%; (ii) expected volatility of 78.67% (September 22, 2010) or 78.57% (December 13, 2010); (iii) risk-free rate of 2.23% (September 22, 2010) or 2.78% (December 13, 2010); and (iv) expected life of 6.1 years.

(c)

Reflects the STIP payment made to each executive for the applicable fiscal year. For fiscal 2011 no STIP payments were made, however, a special retention bonus was granted in the form of RSUs, the value of which is reflected under the column “Share Based Awards”.

(d)

Mr. Ruston did not participate in the Corporation’s matching RRSP program in fiscal 2009, 2010 or 2011. However, in accordance with the terms of his employment agreement Mr. Ruston did receive lump sum payments of $20,000 and $15,698 in fiscal 2010 and 2011, respectively, in lieu of participation in the RRSP program. In addition to the payment of $15,698 for fiscal 2011, Mr. Ruston also expensed perquisites in the amount of $4,302, bringing his total benefit in lieu of participation in the RRSP program to $20,000 for the fiscal year. Mr. Blackley did not participate in the Corporation’s matching RRSP program in fiscal 2009 and 2010; however he did participate in the program in fiscal 2011.

(e)	The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based and option-based awards for each of the NEOs at the end of the 2011 fiscal year:

	Option-Based Awards					Value of Unexercised In-the-Money Options Which Have Not Yet Vested ($) (a)	Share-Based Awards (RSUs except where indicated)
NEO	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested ($) (a)		Number of Securities That Have Not Vested (b)	Market or Payout Value of Securities That Have Not Vested ($)
Rodney J. Ruston	550,000 21,900 29,200 32,200 25,800	$ $ $ $ $	5.00 13.50 3.69 9.33 10.13	May 9, 2015 November 27, 2017 December 4, 2018 February 8, 2020 December 13, 2020	3,795,000 Nil 95,893 16,551 Nil	Nil Nil 143,839 66,203 45,666	64,845 150,000	771,656 1,785,000

David Blackley	75,000 9,800 50,000 11,800 9,800	$ $ $ $ $	13.21 3.69 8.28 9.33 10.13	January 14, 2018 December 4, 2018 June 16, 2019 February 8, 2020 December 13, 2020	Nil 32,183 72,400 6,065 Nil	Nil 48,275 108,600 24,261 17,346	32,687	388,975

Christopher R. Yellowega	75,000 9,200 50,000 11,800 9,800	$ $ $ $ $	16.01 3.69 8.28 9.33 10.13	April 1, 2018 December 4, 2018 June 16, 2019 February 8, 2020 December 13, 2020	Nil 30,213 72,400 6,065 —	Nil 45,319 108,600 24,261 17,346	33,070	393,533

Bernard T. Robert	25,000 6,000 40,000 8,000 20,000 10,000 30,000 8,900	$ $ $ $ $ $ $ $	5.00 13.50 15.37 3.69 8.28 9.33 8.58 10.13	November 26, 2013 November 27, 2017 March 18, 2018 December 4, 2018 June 16, 2019 February 8, 2020 September 22, 2020 December 13, 2020	172,500 Nil Nil 26,272 28,960 5,140 Nil Nil	Nil Nil Nil 39,408 43,440 20,560 99,600 15,753	29,641	352,728

Joseph C. Lambert	50,000 8,300 9,200 30,000 9,400	$ $ $ $ $	16.46 3.69 9.33 8.58 10.13	April 15, 2018 December 4, 2018 February 8, 2020 September 22, 2020 December 13, 2020	Nil 13,629 4,729 Nil Nil	Nil 54,514 18,915 99,600 16,638	29,373	349,539

(a)

Amounts calculated as the March 31, 2011 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $11.90, less the option exercise price multiplied by the number of option-based awards as of March 31, 2011.

(b)

Amounts calculated as the number of share-based awards (RSUs or NAEP Common Shares as applicable) granted multiplied by the March 31, 2011 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $11.90.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested during the 2011 fiscal year, as well as the value of non-equity incentive plan compensation that the NEOs earned during the 2011 fiscal year:

NEO	Option-based awards – Value vested during the year ($) (a)	Share-based awards (PSUs) – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($)
Rodney Ruston	622,881	Nil	Nil
David Blackley	37,016	Nil	Nil
Christopher Yellowega	36,295	Nil	Nil
Bernard Robert	21,696	Nil	Nil
Joseph Lambert	13,435	Nil	Nil

(a)

Calculated as the number of option-based awards that vested during the fiscal year multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on the date the options vested.

(b)	PSUs that vested in fiscal 2011 resulted in a payment of zero to unit holders because the performance criteria associated with the units was not achieved.

COMPENSATION OF DIRECTORS

The Corporation’s directors, other than Messrs. McIntosh and Ruston, each receive an annual aggregate retainer and a fee for each meeting of the Board of Directors or any committee of the Board that they attend and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the compensation paid to non-management directors during fiscal year 2011.

Type of Fee	Amount ($Cdn.)
Annual Fees
Board retainer	110,000
Audit committee chair	12,000
Compensation committee chair	9,000
Risk committee chair	5,000
Governance committee chair	5,000
Attendance Fees
Board or committee meeting	1,500

The Compensation Committee assesses the adequacy and form of compensation paid to directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates.

The following table sets out the total compensation earned by each non-management director of the Corporation during the 2011 fiscal year and also illustrates the manner in which the compensation was paid for each director. Directors have the option to receive up to 100% of their annual fees in DSUs, which results in slight differences in reportable compensation.

Name	Board Retainer ($)	Committee Chair Retainer ($) (1)	Committee Member Retainer ($)	Board/ Committee Attendance Fees ($)	Fees paid in Cash ($)	Fees paid in Share based awards ($) (2)	Total Fees Earned ($)
George R. Brokaw	110,000		N/A	24,000	67,000	67,000	134,000
John Brussa	110,000		N/A	18,000	64,250	64,250	128,500
Peter Dodd	110,000		N/A	21,000	65,500	65,500	131,000
John Hawkins (3)	110,000	5,000	N/A	18,000	75,500	57,500	133,000
William C. Oehmig (4)	110,000	5,000	N/A	28,500	71,750	71,750	143,500
Allen Sello (5)	110,000	12,000	N/A	24,000	73,000	73,000	146,000
Peter W. Tomsett (6)	110,000	9,000	N/A	28,500	Nil	147,500	147,500
Rick K. Turner	110,000		N/A	16,500	63,250	63,250	126,500

TOTAL	880,000	31,000		178,500	480,250	609,750	1,090,000

(1)	The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs.

(2)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(3)	Mr. Hawkins was the Chair of the Governance Committee for fiscal year 2011.

(4)	Mr. Oehmig was the Chair of the Risk Committee for fiscal year 2011.

(5)	Mr. Sello was the Chair of the Audit Committee for fiscal year 2011.

(6)	Mr. Tomsett was the Chair of the Compensation Committee for fiscal year 2011.

Mr. McIntosh, the Chairman of the Board, received a retainer from April 1, 2010 to March 31, 2011 paid at a rate of $220,000 per annum. The Chairman is not eligible to receive annual bonuses and at least 50% of his annual retainer is to be paid in DSUs. Mr. McIntosh elected to have 50% of his retainer paid in DSUs for fiscal 2011.

Mr. Ruston is a member of management of NAEP and does not receive any additional remuneration for his role as a director of the Corporation.

Directors’ Deferred Share Unit Plan

The Corporation’s Directors’ Deferred Share Unit Plan was approved on November 27, 2007 by the Corporation’s Board of Directors and became effective on January 1, 2008 (the “DSU Plan”). The DSU Plan is administered by the Compensation Committee. Under the DSU Plan, the Corporation grants annual equity compensation in the form of DSUs, replacing the previous practice of granting options. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Participant”) who is not an employee or officer of the Corporation and its affiliated entities. The DSU Plan provides that the Participant receives 50% of his or her fixed remuneration payable in respect of the services in his or her capacity as a board or committee member in a calendar year (“Participant’s Annual Fixed Remuneration”) in the form of DSUs and may elect to receive all or a part of the Participant’s Annual Fixed Remuneration in excess of 50% in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. per meeting fees) (“Annual Variable Remuneration”) to be paid in DSUs. This election must be made by December 31st each calendar year for effect the following fiscal year. The DSUs may be redeemed in cash or, at the discretion of the Corporation, in a number of NAEP Common Shares which may be shares purchased on the open market. Payment is based on the number of DSUs held, plus dividend equivalents (if any) multiplied by the NAEP Common Share price at the time of maturity. When dividends are paid on NAEP Common Shares, additional DSUs (“Dividend Equivalents”) will be credited to the Participant’s to reflect such dividends. DSUs vest immediately upon grant. The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). The DSU Plan provides that, in the event of termination (with or without cause), including retirement, all DSUs and Dividend Equivalents will be redeemed by the Corporation. A Participant has no further rights respecting any DSU or Dividend Equivalent which has been redeemed.

The table below summarizes the DSUs granted to the directors based on their elections with respect to the 2011 fiscal year:

Name	% of Annual Fixed Remuneration paid in DSUs	% of Annual Variable Remuneration paid in DSUs	# of DSUs	Dollar value of DSUs (based on $11.90) (a)
George R. Brokaw	50	50	7,107	$84,573
John A. Brussa	50	50	6,561	$78,076
Peter Dodd	50	50	6,889	$81,979
John D. Hawkins	50	Nil	5,543	$65,962
Ron McIntosh	50	N/A	10,698	$127,306
William C. Oehmig	50	50	7,509	$89,357
Allen R. Sello	50	50	7,430	$88,417
Peter W. Tomsett	100	100	15,528	$184,783
K. Rick Turner	50	50	6,487	$77,195

(a)

Reflects the value of the DSUs granted on March 31, 2011 using the closing market price on the Toronto Stock Exchange which was $11.90. The number of DSUs, by their terms, is adjusted to take into account any dividends paid on NAEP Common Shares.

Share Ownership Guidelines

The Board of Directors adopted and approved, on November 27, 2007, for implementation effective January 1, 2008 guidelines for the ownership by the directors of the Corporation of equity in the Corporation (the “Share Ownership Guidelines”). The Share Ownership Guidelines require the Chair of the Board of Directors to own $400,000 of equity in the Corporation and the remaining directors to own $250,000 of equity in the Corporation, in each case represented by NAEP Common Shares and DSUs. Such ownership level must be achieved within five years of the later of the implementation of the Share Ownership Guidelines and the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their Annual Fixed Remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current directors comply with these Share Ownership Guidelines.

Directors’ and Officers’ Insurance

The Corporation maintains directors’ and officers’ liability insurance for a total limit of $50,000,000. This program provides coverage from June 1, 2010 to June 1, 2012. The base layer of coverage is primary, providing a limit of $10,000,000 for a premium of $195,000 and a deductible of $500,000. The first excess layer adds a $10,000,000 additional limit for a premium of $136,350. The second excess layer adds a third limit of $10,000,000 for a premium of $93,750. The third excess layer adds a fourth limit of $10,000,000 for a premium of $73,425. The fourth and final excess layer adds $10,000,000 to the previously noted layers, including Side A Difference in Conditions coverage for a premium of $78,375. These layers add to the primary policy for a total of $50,000,000 in directors’ and officers’ liability limits, with a deductible of $500,000 on the primary layer only.

Indemnification

The Corporation has entered into indemnity agreements with its directors and officers, whereby it has agreed to indemnify its directors, officers and certain other employees from all liabilities, obligations, charges and expenses, reasonably incurred by such director, officer or other employee in respect of any civil, criminal, investigative, administrative action or other proceeding in which such individual is involved by reason of being or having been a director, officer or employee of the Corporation (or a direct or indirect affiliate) of the Corporation, provided that (i) he or she acted honestly and in good faith with a view to the best interests of the Corporation, or (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his conduct was lawful, and (iii) in the case of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, the Corporation obtains any approval required under the Canada Business Corporations Act in respect of such indemnification.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the 2011 fiscal year or as at the date hereof.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Ron McIntosh is a director of Fortress Energy Inc. (“Fortress”). On March 3, 2011 the TSX suspended trading in the securities of Fortress due to Fortress having been granted a stay under the Companies’ Creditors Arrangement Act (Canada). Fortress announced that it applied for the stay in order to enable it to challenge a reassessment by the Canada Revenue Agency (“CRA”) in the amount of approximately $18 million which Fortress believes is not sustainable and which it intends to dispute. Fortress announced that, without the stay, it would have been compelled to immediately remit $9 million to the CRA and that, at the time, it did not have sufficient funds to do so, although, at the time, it had $18 million of assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Further, on February 23, 2011, Fortress announced that that it did not meet the listing requirements of the TSX by virtue of the sale of substantially all of its oil and gas assets to Terra Energy Corp. on September 1, 2010. Fortress was notified by the TSX that its formal listing committee determined on February 25, 2011, that Fortress would be delisted from the TSX on March 30, 2011, which it was.

John A. Brussa was a director of Imperial Metals Limited, a corporation engaged in oil and natural gas and mining operations, during the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors’ Arrangement Act (Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation, engaged in the mining business, and IEI Energy Inc. (subsequently renamed Rider Resources Ltd.), engaged in the oil and gas business. The plan of arrangement was completed in April 2002.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines of the Canadian Securities Administrators” recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With eight of the ten directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Rodney J. Ruston is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. Peter Dodd was an executive officer of the Corporation within the previous three years and is therefore not considered independent. Although Messrs Brokaw, Hawkins, Oehmig and Turner have relationships with shareholders of the Corporation and such shareholders provide consulting services to the Corporation, the shareholders do not receive any payments in relation to such consulting services but have an interest in providing such services since they have an investment in the Corporation. Messrs Brokaw, Hawkins, Oehmig and Turner do not in their individual capacities provide any consulting services to the Corporation, for a fee or otherwise. In addition, in the facts and circumstances applicable to these individuals, none of them are affiliated entities of the Corporation. The Board of Directors has determined that each of the directors, other than Rodney J. Ruston and Peter Dodd, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude the non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the 2011 fiscal year, six of six board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place.

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below:

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998
	Fortress Energy Inc.	TSX	November 2009

John A. Brussa	Baytex Energy Ltd. (a wholly owned subsidiary of Baytex Energy Trust)	TSX	August 1997

	Calmena Energy Services Inc. (formerly BlackWatch Energy Services Corp.)	TSX	January 2009

	Chinook Energy Inc.	TSX	June 2010

	Crew Energy Inc.	TSX	June 2003

	Deans Knight Income Corporation	TSX	March 2009

	Enseco Energy Services Corp.	TSX	March 2006

	Galleon Energy Inc.	TSX	March 2003

	Just Energy Group Inc.	TSX	January 2011

	Midway Energy Ltd.	TSX	June 2006

	Penn West Petroleum Ltd. (Penn West Energy Trust)	TSX	April 1995

	Pinecrest Energy Inc. (formerly Antler Creek Energy Corp.)	TSX	May 2010

	Progress Energy Resources Corp. (formerly ProEx Energy Ltd.)	TSX	January 2009

	RMP Energy Inc. (formerly Orleans Energy Ltd.)	TSX	June 2005

	Storm Exploration Inc.	TSE	August 2004

	Twin Butte Energy Ltd.	TSX	March 2011

	Westfire Energy Ltd.	TSX	December 2007

	Yoho Resources Inc.	TSXV	March 2008

Allen R. Sello	Sterling Shoes Inc. (formerly Sterling Shoes Income Fund)	TSX	May 2005

Peter W. Tomsett	Silver Standard Resources Inc.	TSX	November 2006

	Talisman Energy Inc.	TSX	December 2009

K. Rick Turner	Energy Transfer Equity, L.P.	NYSE	February 2006

(a)

Advantage Oil & Gas Ltd. is a wholly-owned subsidiary of Advantage Energy Income Fund, an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to a Trust Indenture on April 17, 2001.

Mandate of the Board of Directors

The Board of Directors supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies, which require that the Board of Directors be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board of Directors approaches its mandate and addresses such things as (i) the responsibility of the Board of Directors to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.

Position Descriptions for the Chairman of the Board of Directors and Committee Chairs

The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

a.	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

b.	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

c.

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

d.	attend committee meetings and communicate with directors between meetings as required;

e.	establish procedures to govern the function of the Board;

f.	assist the Governance Committee in implementing the Board assessment;

g.	lead in continuous improvement of Board processes;

h.	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

i.	represent shareholders and the Board to management and represent management to the Board and shareholders;

j.

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

k.	act as the Chair for annual and special meetings of the shareholders; and

l.	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. This description is included in the Compensation Committee Charter as Appendix A. The description provides that Chief Executive Officer is responsible for the successful management of the business and affairs of the Corporation and has the responsibility to:

a.	report to and work with the Board of Directors so that it may fulfill its oversight role;

b.	advise the Board of Directors in a timely manner of major issues and risks that may affect the Corporation;

c.	recommend to the Board the strategic direction of the Corporation and implement approved operational and business plans;

d.	provide the overall leadership, direction and management of the business operations to achieve the Corporation’s goals and objectives;

e.	allocate financial and human capital for the successful management and financial performance of the Corporation;

f.	foster a culture of integrity and set the ethical tone for the Corporation;

g.	establish the policies and procedures to effectively operate the Corporation in an efficient and controlled manner;

h.	monitor and manage the risks of the Corporation;

i.	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the Corporation;

j.	establish the corporate structure and major accountabilities;

k.	oversee the relationship between the Corporation and the public; and

l.	develop, supervise and evaluate the executive officers and recommend to the Compensation Committee the selection and compensation of executive officers.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New directors are provided with written information about the duties and obligations of directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the Corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

1.	Industry Conferences – Management updates this list as conferences are scheduled.

2.	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board of Directors has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board of Directors and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

a.	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

b.	effective anonymous reporting is through an independent ethics reporting firm; or

c.	directly to the Chairman of the Board or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Nomination of Directors

Please see section captioned “Governance Committee” below.

Compensation Determination

Please see section captioned “Compensation Committee” below.

BOARD COMMITTEES

Audit Committee

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca). The Audit Committee is currently composed of Messrs. Brokaw, Hawkins, McIntosh, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

The Corporation’s auditors are KPMG LLP. The Board of Directors pre-approved the engagement of KPMG to perform the audit of our financial statements for the fiscal year ended March 31, 2011.

The fees we have paid to KPMG for services rendered by them include:

i.

Audit Fees: KPMG billed the Corporation $1,130,800, $1,862,800 and $2,374,000 for audit fees during the years ended March 31, 2011, 2010 and 2009, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of compliance with internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

ii.

Audit Related Fees: KPMG billed the Corporation $nil, $394,645, and $nil during the years ended March 31, 2011, 2010 and 2009, respectively, for professional services related to the conversion of US GAAP and for planning and scoping work and advice relating to internal controls over financial reporting.

iii.	Tax Fees: KPMG billed the Corporation $nil, $7,500, and $62,000 for the years ended March 31, 20101, 2010 and 2009, respectively, for income tax advisory and compliance services

iv.

All Other Fees: KPMG billed the Corporation $nil, $nil and $64,000 for the years ended March 31, 2011 and 2010, and 2009 respectively, for fees related to analysis of the conversion to US GAAP and International Financial Reporting Standards (IFRS), respectively. KPMG did not perform any other services for us in the years ended March 31, 2011 and 2010, respectively.

Compensation Committee

The Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Compensation Committee that is available on the Corporation’s website (www.nacg.ca). The Compensation Committee is currently composed of Messrs. Brussa, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman. Meridian Compensation Partners LLC and Wynford Group, independent specialized compensation consultants, have been retained by the Corporation to assist in determining executive management and compensation for directors as described above in the section “Executive Compensation Philosophy”.

Governance Committee

The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website (www.nacg.ca). The Governance Committee is currently composed of Messrs. Brussa, Dodd, Hawkins, McIntosh and Turner, with Mr. Hawkins serving as Chairman.

Health, Safety, Environment and Business Risk Committee

The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HS&E Risk Committee is also responsible for overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President & CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. The Board of Directors has affirmatively determined that the HS&E Risk Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the HS&E Risk Committee that is available on the Corporation’s website (www.nacg.ca). The HS&E Risk Committee is currently composed of Messrs. Brokaw, Dodd, McIntosh, Oehmig and Tomsett, with Mr. Oehmig serving as Chairman.

The Board may also establish other committees.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6:

i.

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 31, 2011 together with the accompanying Auditor’s Report. the annual MD&A and the annual Canadian Supplement to the MD&A;

ii.	this Information Circular; and

iii.	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements, MD&A and Canadian Supplement to the MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 22nd day of August, 2011.

/s/ David Blackley
Chief Financial Officer

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:

North American Toll Free Number: 1-866-676-3008

Email: askus@georgeson.com

NORTH AMERICAN ENERGY PARTNERS INC.

PROXY

THIS PROXY IS TO BE USED IN CONNECTION WITH THE

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON OR ABOUT SEPTEMBER 27, 2011

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

The undersigned holder of common shares in the capital of North American Energy Partners Inc. (the “Corporation”) specified below hereby appoints David Blackley, or failing that person, Rodney Ruston, or instead of either of them                                                              , as proxy, with power of substitution, to attend, vote all such shares held by the undersigned and otherwise act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at The Calgary Petroleum Club, 319 5th Avenue SW, Calgary, Alberta, T2P 0L5 on or about September 27, 2011, commencing at 10:00 a.m. (Mountain Time) and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the person(s) named above is specifically directed as indicated below with respect to those shares registered in the name of the undersigned.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. Vote for, or withhold from voting for, the election of the individual directors as specified in the management information circular of the Corporation dated August 22, 2011 (the “Information Circular”) as follows:

DIRECTOR	FOR	WITHHOLD FROM VOTING FOR
George R. Brokaw	☐	☐

John A. Brussa	☐	☐

Peter R. Dodd	☐	☐

John D. Hawkins	☐	☐

Ronald A. McIntosh	☐	☐

William C. Oehmig	☐	☐

Rodney J. Ruston	☐	☐

Alan R. Sello	☐	☐

Peter W. Tomsett	☐	☐

K. Rick Turner	☐	☐

2. FOR  ☐ or WITHHOLD FROM VOTING FOR  ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such; and

3. at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

This Proxy is solicited on behalf of the Management of the Corporation. The shares represented by this Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted FOR each of the above matters.

To be effective, a Proxy must be received by Proxy Dept., Canadian Stock Transfer Company Inc.*, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile to 416-368-2502 (Toll Free: 1-866-781-3111 Canada & US Only) no later than 10:00 a.m. (Eastern Time) on September 23, 2011 and if the Meeting is adjourned, no later than 24 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

This Proxy supersedes and revokes any proxy previously given in respect of the Meeting.

DATED this     day of                     , 2011.

Signature of Shareholder or officer of Shareholder

Name of Shareholder (please print)

NOTES

1.	Every Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons whose names are printed in this Proxy. A Shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy (see reverse) or by completing another proper proxy.

2.	This Proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.

3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered must sign this Proxy.

4.	This Proxy should be signed in the exact manner as the name appears on the Proxy.

5.	If this Proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

6.	The shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions of the shareholder, on any show of hands or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares will be voted accordingly. In the absence of such specification, or if the specification is not certain, the shares represented by this Proxy will be voted in favour of the matters referred to in this Proxy.

7.	This Proxy confers discretionary authority upon the persons named herein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof which are not now known to management. If such amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

8.	This Proxy should be read in conjunction with the accompanying documentation provided by Management, including the Information Circular.

*	Canadian Stock Transfer Company Inc. acts as the Administration Agent for CIBC Mellon Trust Company

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